SECURIT 04019960 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rives Leavell & Co.,

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank & Betts

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RIVES, LEAVELL & CO., [illegible]

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

CONTENTS

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2003 and 2002 and the related statements of income, changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America .

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 23, 2004

RIVES, LEAVELL & CO., INC.

Statements of Financial Condition

ASSETS

	December 31 2003	December 31 2002
Cash	$382,795	$231,363
Accounts receivable	2,000	2,000
Prepaid expenses	29,705	17,922
Income taxes receivable	-	113,258
Receivables from affiliates	44,587	24,523
Equipment, at cost less accumulated depreciation of $286,648 and $265,824, respectively	149,419	169,984
Total assets	$608,506	$559,050

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities:		
Accounts payable	$ 1,593	$ 34,095
Accrued expenses	52,759	57,951
Accrued income taxes	33,785	-
Payable to affiliate	22,562	35,071
Deferred income taxes	25,000	25,000
Total liabilities	135,699	152,117
Subordinated borrowings	142,000	142,000
Stockholder's equity:		
Common stock - $1 par value; 100,000 shares authorized; 61,880 shares issued and outstanding	61,880	61,880
Additional paid-in capital	230,100	215,100
Retained earnings (deficit)	38,827	(12,047)
Total stockholder's equity	330,807	264,933
Total liabilities and stockholder's equity	$608,506	$559,050

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Income

	Year Ended December 31 2003	Year Ended December 31 2002
Revenues:		
Service fees, net of origination costs of $1,143,965 and $102,649, respectively	$1,968,399	$1,655,621
Commissions and brokerage, net of origination costs of $1,068,055 and $674,994, respectively	1,345,602	917,913
Broker service fees	245,005	183,306
Interest income	2,241	5,314
Other	4,716	9,326
Total revenues	3,565,963	2,771,480
Expenses:		
Salaries	1,306,790	1,558,702
Advertising	10,516	3,859
Business development	7,204	1,465
Commissions	1,069,288	140,755
Depreciation	54,104	33,059
Executive management and consultation	15,250	91,355
Dues and subscriptions	64,854	28,283
Insurance	105,598	64,800
Interest	13,613	18,139
Office and miscellaneous	112,784	75,880
Postage and freight	43,402	33,416
Payroll taxes	129,552	96,980
Printing costs	46,414	57,891
Professional fees	131,811	54,186
Profit sharing plan	32,117	20,233
Rent	162,540	105,329
Taxes - other than payroll	3,777	8,863
Telephone	15,794	26,918
Travel	57,080	106,939
Total expenses	3,382,488	2,527,052
Net income before income taxes	183,475	244,428
Income tax expense	70,101	33,813
Net income	$ 113,374	$ 210,615

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2003	2002
Common stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during year	-	-
Balance, end of year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	215,100	215,100
Capital contributed during year	15,000	-
Balance, end of year	230,100	215,100
Retained earnings (deficit):		
Balance, beginning of year	$ (12,047)	(197,662)
Dividends declared and paid	(62,500)	(25,000)
Net income for year	113,374	210,615
Balance, end of year	38,827	(12,047)
Total stockholder's equity	$ 330,807	$ 264,933

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Cash Flows

	Year Ended December 31	
	2003	2002
Cash flows from (used for) operating activities:		
Net income	$ 113,374	$ 210,615
Adjustments to reconcile net income to cash provided by operating activities:		
Non-cash items:		
Depreciation	54,104	33,059
Deferred income taxes	-	25,000
Changes in assets and liabilities during the year:		
(Increase) decrease in income taxes receivable	113,258	(96,314)
(Increase) decrease in accounts receivable	-	(2,000)
(Increase) decrease in prepaid expenses	(11,783)	(17,922)
Increase (decrease) in accounts payable	(32,502)	23,993
Increase (decrease) in accrued expenses	(5,192)	31,065
Increase (decrease) in accrued income taxes	33,785	-
Cash flows from operating activities	265,044	207,496
Cash flows from (used for) investing activities:		
Purchase of equipment	(94,480)	(135,054)
Proceeds from sale of equipment	60,941	-
Cash flows from (used for) investing activities	(33,539)	(135,054)
Cash flows from (used for) financing activities:		
Proceeds from (payments on) subordinated borrowings	-	(100,000)
Proceeds from additional paid-in capital	15,000	-
Dividends declared and paid	(62,500)	(25,000)
Advances from (payments to) affiliates – net	(32,573)	21,750
Cash flows from (used for) financing activities	(80,073)	(103,250)
Net increase (decrease) in cash and equivalents during year	151,432	(30,808)
Cash and equivalents, beginning of year	231,363	262,171
Cash and equivalents, end of year	$382,795	$ 231,363
Supplemental disclosures:		
Interest paid during year	$ 18,290	$ 11,245
Income taxes paid (refunded) during year	$ (99,504)	$ 113,940

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Changes in Subordinated Borrowings

	Year Ended December 31	
	2003	2002
Subordinated borrowings, beginning of year	$ 142,000	$ 242,000
Changes:		
Redemption of subordinated notes during year	-	(100,000)
Subordinated borrowings, end of year	$ 142,000	$ 142,000

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Notes to Financial Statements
December 31, 2003 and 2002

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2003 and 2002.

Organization, nature of business and market concentrations:

The Company was incorporated in 1971, under the laws of the State of Alabama. In 1987, operations of the Company were transferred to Jackson, Mississippi. The Company engages in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-four states.

On April 21, 1998, the shareholders of Rives, Leavell & Co., Inc. exchanged and transferred all outstanding shares of common stock of the Company to RLC Holding Company, Inc. (RLC) for the outstanding shares of common stock of RLC, establishing Rives, Leavell & Co., Inc. as a wholly-owned subsidiary of RLC.

Recognition of revenues and expenses and basis of presentation:

The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

Equipment and depreciation:

Equipment is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over a life of five years. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement of equipment, the cost and related accumulated depreciation are removed from the accounts. For income tax purposes, depreciation is provided under statutory accelerated methods.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

Note 1 - Summary of significant accounting policies (Continued):

Profit-sharing plan:

The Company has a defined contribution 401(k) retirement plan. The Plan covers all employees who have incurred more than 500 hours of service during the year. Participants can elect to contribute up to 15 percent of compensation under the plan. The Company made matching contributions for participants of $1,500 per participant in 2003 and $1,000 per participant in 2002.

Income taxes:

The Company files consolidated income tax returns with its parent corporation, RLC Holding Company, Inc. Income tax expense is allocated to all companies based upon their respective share of consolidated taxable income. The various state returns are filed based on the taxable income in each state.

Certain items, such as depreciation, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:

The Company follows the policy of expensing all advertising costs as incurred.

Note 2 - Income taxes:

Income tax expense is comprised of the following:

	Year Ended December 31	
	2003	2002
Currently payable:		
Federal	$60,286	$ -
State	9,815	8,813
Deferred	-	25,000
Income tax expense	$70,101	$33,813

Note 2 - Income taxes (Continued):

A reconciliation of income taxes at statutory rates to income tax expense follows:

	Year Ended December 31	
	2003	2002
Federal income taxes at 34% maximum statutory rates	$62,382	$ 83,106
Effect of different Federal income tax brackets	(7,577)	11,750
Effect of changes in valuation allowance related to net operating loss carryover	-	(53,517)
Other items, including State income taxes	15,296	(7,526)
Income tax expense	$ 70,101	$ 33,813

The deferred tax liability consists of the following components:

	Year Ended December 31	
	2003	2002
Depreciation	$25,000	$25,000

Note 3 - Net capital requirements:

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2003, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 44.80 percent. Its net capital was $247,096.

At December 31, 2003, the Company's debt to debt-equity ratio was zero.

Note 4 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially, all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2003 and 2002 were served by Reliance Trust Company under the agreement.

Under such agreement, the Company agrees to provide administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 5 - Operating leases:

During 2003, the Company leased real estate from Leawell, LLC, an entity owned by the shareholders of RLC Holding Company, for $20,815, and under the terms of a month-to-month agreement with Partners III, LLC, an entity partially owned by shareholders of RLC Holding Company, for $121,805. During 2002, the Company paid rentals of $39,900 to Leawell, LLC and $55,159 to Partners III, LLC.

The lease agreement with Partners III, LLC provides for monthly rent of $10,342 through October 31, 2004.

Note 6 - Concentrations of risk:

The Company has funds deposited in financial institutions which at times exceed the $100,000 insurance provided by the Federal Deposit Insurance Corporation.

Note 7 - Revolving line of credit:

The Company has a $100,025 revolving line of credit, none of which was outstanding at December 31, 2003 and 2002. Bank advances on the credit line are payable on demand and carry an interest rate of prime, which was 4.00 percent at December 31, 2003. The credit line is personally guaranteed by one of the principal shareholders of RLC Holding Company.

Note 8 – Subordinated borrowings:

The Company has subordination agreements with RLC Holding Company, for an aggregate amount of $142,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes bear interest of 9.5 percent and mature as follows:

	December 31	
Due Date	2003	2002
September 1, 2006	$70,000	$ 70,000
December 31, 2007	72,000	72,000
	$142,000	$142,000

Note 9 – Transactions with related parties:

The Company is obligated from (to) affiliates as follows:

	December 31	
	2003	2002
Receivables:		
One Capital Advisors, LLC	$ 44	$ 4,523
One Capital Source, LLC	44,543	20,000
Total receivables	$ 44,587	$ 24,523
Payables:		
RLC Holding Company, Inc.	$ 22,562	$ -
Foundation Capital Resources, Inc.	-	35,071
Total payables	$ 22,562	$ 35,071

During 2003 and 2002, Rives, Leavell & Co., Inc. engaged in transactions with Foundation Capital Resources, Inc., a real estate investment trust managed by One Capital Advisors, LLC. Certain shareholders of RLC Holding Company, Inc. are members of One Capital Advisors, LLC. During 2003 and 2002, certain bonds underwritten by Rives, Leavell & Co., Inc. were sold or pledged as collateral to Foundation Capital Resources, Inc. for loans to various church issuers. In connection with these loans, the Company allocated $2,212,020 and $777,643 in 2003 and 2002, respectively, to Foundation Capital Resources, Inc. Accordingly, these origination costs are reflected as reductions in brokerage and service fees revenue in the accompanying statements of income for 2003 and 2002.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

Our report on our audits of the basic financial statements of Rives, Leavell & Co., Inc. for 2003 and 2002 appears on Page 2. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 23, 2004

Schedule 1

RIVES, LEAVELL & CO., INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Net capital

Total stockholders' equity	$ 330,807
Additions:	
Subordinated borrowings	142,000
	472,807
Deductions and charges:	
Less non - allowable assets:	
Equipment, net of accumulated depreciation	(149,419)
Non-customer accounts receivable	(2,000)
Prepaid expenses	(29,705)
Receivables from affiliate	(44,587)
Net capital	$ 247,096

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 1,593
Accrued expenses	52,759
Accrued income taxes	33,785
Payable to affiliate	22,562
	$ 110,699

Computation of basic net capital requirements

Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 7,380
Excess net capital	$ 239,716
Ratio of aggregate indebtedness to net capital	44.80%
Debt to debt-equity ratio	-0-%

See accompanying notes to financial statements.

Schedule 2

RIVES, LEAVELL & CO., INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2003

A reconciliation of net capital per Part IIA of the quarterly December 31, 2003 FOCUS, as originally filed, and the capital computation as reported in Schedule 1 of this report, is as follows:

Net capital per December 31, 2003 FOCUS	$ 269,658
Change due to adjustment for income tax accrual	(22,562)
Net capital, December 31, 2003, as adjusted per Schedule 1	$ 247,096

Schedule 3

RIVES, LEAVELL & CO., INC.

Customer Protection Reserve Requirement
December 31, 2003

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 23, 2004